Fitch Ratings, Inc.

2017 Form NRSRO Annual Certification

Exhibit 9.   Chief Compliance Officer

Jeffrey T. Horvath is the Chief Compliance Officer of Fitch Ratings, Inc. Mr. Horvath is employed full time by Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc.*, New York, NY (November 2015 – Present)

- *Deutsche Bank AG,* New York, NY; London, United Kingdom and Berlin, Germany (2001 – 2015)
  - Managing Director, Global Head of Central Compliance (2011 – 2015) (Berlin & New York)
  - Managing Director, Americas Head of Markets & LatAm Compliance (2006 – 2011) (New York)
  - Director, Fixed Income Compliance (2003 – 2006) (London & New York)
  - Vice President, Fixed Income Compliance (2001 – 2003) (London)
- *Kelley Drye & Warren*, Stamford, CT & New York, NY
- *Akabas & Cohen*, New York, NY

Post secondary education:

- *Fordham University School of Law, Juris Doctor*
- *Lehigh University, BS in Finance (Minor in International Relations)*
- *Member of the State Bars of New York and Connecticut*